FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 5, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Connecting Markets East & WestConsolidated Results of OperationsSecond quarter, year ending March 2021(US GAAP)Nomura Holdings, Inc.October 2020

OutlinePresentationExecutive summary (P2-4) Overview of results (P5) Business segment results (P6) Retail (P7-8) Asset Management (P9-10) Wholesale (P11-13) Non-interest expenses (P14) Robust financial position (P15) Funding and liquidity (P16)Financial SupplementConsolidated balance sheet (P18) Value at risk (P19) Consolidated financial highlights (P20) Consolidated income (P21) Main revenue items (P22)Consolidated results: Income (loss) before income taxes by segment and region (P23)Segment “Other” (P24)Retail related data (P25-28)Asset Management related data (P29-30) Wholesale related data (P31) Number of employees (P32)1

Executive summary (1)

NOMURA

FY2020/21 1H highlights

- **Income before income taxes: Y265.4bn (+31% YoY); Net income[1]: Y210.2bn (+8% YoY) Record 1H since reporting under US GAAP started in year ended March 2002 (third best half-year results)**
  - Underlying revenue generating power of three segments improved markedly following rebuild of business platform last year
  - Income before income taxes from three international regions (Y107.7bn) at record high[4]; International business accounted for 41% of firm-wide income before income taxes (vs. 20% last year)
- **Three segment income before income taxes up 176% YoY Record 1H since reporting under US GAAP started in year ended March 2002 (second best half-year results)**
  - Retail: Performance underpinned by last year's channel realignment and branch office integration combined with market rebound
  - Asset Management: Inflows of nearly Y2.2trn over past year; AuM at end September at record high on quarterly basis of Y55.7trn
  - Wholesale: Realignment of business portfolio led to greatly improved profitability; Record 1H since year ended March 2002 (second best half-year results)
- **Half-year dividend per share: Y20**
- **Retirement of treasury stock: Plan to retire 260m shares, equivalent to 7.4% of outstanding shares, on December 1, 2020 (outstanding shares will decline from 3.49bn to 3.23bn)**

	FY20/21 1H	FY19/20 1H	YoY
Net revenue	Y829.7bn	Y715.4bn	16%
Income (loss) before income taxes	Y265.4bn	Y203.3bn	31%
Net income (loss)[1]	Y210.2bn	Y194.4bn	8%
EPS[2]	Y67.10	Y57.66	16%
ROE[3]	15.6%	14.6%	

Income (loss) before income taxes: Segment information	FY20/21 1H	FY19/20 1H	YoY
Retail	Y37.9bn	Y13.4bn	183%
Asset Management	Y30.6bn	Y28.2bn	8%
Wholesale	Y153.3bn	Y38.9bn	3.9x
Three segment total	Y221.8bn	Y80.5bn	176%
Other	Y39.4bn	Y124.9bn	-68%
Unrealized gain (loss) on investments in equity securities held for operating purposes	Y4.3bn	-Y2.1bn	-
Income (loss) before income taxes	Y265.4bn	Y203.3bn	31%

1. *Net income (loss) attributable to Nomura Holdings shareholders.*
2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
4. *Since reporting international income (loss) before income taxes in year ended March 2003*
5. *FY19/20 1H includes gain on sales of Nomura Research Institute (Y73.3bn), FY20/21 1H includes gain related to approval to convert rights in Nihonbashi redevelopment project (Y71.1bn).*

2

(Reference) Regional and segment breakdown of income before income taxes International results up 2.7x on strong performance in     Global Markets driven by Americas Improvement in both Wholesale and Retail ® Growth in international business income driven by Americas ï® Wholesale income before income taxes increased 3.9x - Focus resources on businesses with top 5 market share; Provided ï® International business accounts for 41% of firm-wide income before liquidity amid pandemic and continued to support clients’ growth income taxes (1Q: 35%; 2Q: 52%) strategies - Global Markets revenue growth driven by Fixed Income (global ï® Retail income before income taxes grew 2.8x Rates, AEJ FX/EM) and Americas Equities - Market rally combined with emergence of results from last year’s - Cost reductions contributed to lowering breakeven point channel realignment supported by branch office integration    3

Executive summary (2) FY2020/21 2Q highlights Income before income taxes: Y83.6bn; Net income1: Y67.6bn; ROE2: 9.8%; EPS3: Y21.52 – Slowed from record quarter in 1Q but three segment results remained strong Last year’s realignment of business platform delivering results; Both Retail and Wholesale reported significantly stronger results YoY Segment Other gain/loss declined significantly from last quarter which included gain related to approval to convert rights in Nihonbashi redevelopment project (Y71.1bn) – International business profitable for second straight quarter (Y43.4bn) on back of results from business portfolio realignment and focus on areas of competitive strength; Effective tax rate declined to 18% Three segment income before income taxes of Y99.7bn (-18% QoQ; +191% YoY) Retail – Net revenue and income before income taxes both up QoQ; Stronger sales of all products and services driven by diversified approach to clients and contributions from primary offerings Asset Management – Revenues declined from last quarter which included a significant contribution from American Century Investments (ACI) related gain/loss, but asset management fees increased Wholesale – Although revenues slowed from record previous quarter, all business lines and regions reported stronger revenues YoY; Record high 2Q revenue (fifth best quarter)4 – Fixed Income revenues declined from very strong 1Q but remained strong – Equities performance was strong driven by Americas, while Investment Banking revenues rebounded    Income (loss) before income taxes and net income (loss)1     Firm-wide (billions of yen) Income (loss) before income taxes 181.8 Net income (loss) 138.6 128.5 142.5 74.8 69.7 83.6 67.6 55.8 57.1 -24.7 -34.5 FY2019/20 FY2020/21 1Q 2Q 3Q 4Q 1Q 2Q Three segment income (loss) before income taxes Wholesale 122.1 Asset Management 99.7 70.2 46.3 34.2 19.8 FY2019/20 FY2020/21 1Q 2Q 3Q 4Q 1Q 2Q     (billions of yen) 41% International 20 265.4 ratio (Gain related to Japan Nihonbashi redevelopment) Americas 203.3 EMEA 71.1 AEJ (Sale of NRI 157.8 stake) 73.3 Japan 162.7 79.2 15.4 International 40.6 3.0 6.6 22.2 21.9 FY19/20 FY20/21 1H 1H 265.4 203.3 Other 153.3 221.8 Wholesale 38.9 30.6 80.5 Asset Management 28.2 37.9 Retail 13.4 FY19/20 FY20/21 1H 1H    1. Net income (loss) attributable to Nomura Holdings shareholders 2. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 3. Diluted net income attributable to Nomura Holdings shareholders per share. 4. Since reporting under US GAAP started in year ended March 2002 4

Overview of resultsHighlights     (billions of yen, except EPS and ROE)FY2020/21FY2020/21QoQ YoYYoY 2Q1HNet revenue369.0-20%-4% 829.7 16% Non-interest expenses2 85.4 2% 12% 564.3 10%Income before income taxes 83.6 -54% -35% 265.4 31% Net income167.6 -53% -51% 210.2 8% EPS2Y21.52 -53% -48% Y67.1016% ROE 39.8% 15.6% 1. Net income attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 5

Business segment resultsNet revenue and income (loss) before income taxes     (billions of yen)FY2020/21FY2020/21QoQ YoYYoY 2Q1H Net revenueRetail 92.8 14% 21% 173.9 10%Asset management 26.8 -21% 5% 60.91% Wholesale 220.3 -11% 41% 469.048% Subtotal 339.9 -7%31%703.732%Other*27.1 -71% -78%121.8 -34%Unrealized gain (loss) on investments in equity2.0 -15% 136%4.3 -securities held for operating purposes Net revenue 369.0 -20% -4% 829.7 16% Income Retail 22.851%4.3x37.9183%(loss) beforeIncome Asset Management11.4-40%13%30.68%taxesWholesale65.5-25%3.5x153.33.9x Subtotal 99.7 -18% 191% 221.81 76% Other* -18.0--39.4 -68%Unrealized gain (loss) on investments in equity2.0-15%136%4.3-securities held for operating purposesIncome (loss) before income taxes 83.6 -54% -35% 265.431%*Additional information on “Other”ï® Loss related to economic hedging (Y5.0bn)ï® Loss on changes to own and counterparty credit spread relating to Derivatives (Y1.1bn)6

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2019/20			FY2020/21		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	76.9	90.0	88.8	81.1	**92.8**	14%	21%
Non-interest expenses	71.6	72.4	70.4	66.0	**70.0**	6%	-2%
Income before income taxes	5.3	17.6	18.4	15.1	**22.8**	51%	4.3x

Key points

- Net revenue: Y92.8bn (+14% QoQ; +21% YoY)
- Income before income taxes: Y22.8bn (+51% QoQ; 4.3x YoY)
- Net revenue and income before income taxes both up QoQ
  - Stronger sales of all products and services driven by diversified approach to clients and contributions from primary offerings
  - Continued to control costs, although bonus provisions increased in line with pay for performance

Client base	Sep / 2Q	Jun / 1Q
- Retail client assets	Y115.2trn	Y112.2trn
- Accounts with balance	5.32m	5.32m
- Net inflows of cash and securities[1]	Y343.9bn	Y423.7bn
- Inflows of cash and securities[2]	Y1,050.2bn	Y723.1bn

Total sales[2]

(billions of yen)



Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
3,000
2,000
1,000
0
FY2019/20
FY2020/21
2Q
3Q
4Q
1Q
2Q

Total sales[2] increased 15% QoQ

- Stocks: +2% QoQ
  - Slowdown in sale of Japan secondary stocks, but increase in sales of foreign stocks and primary subscriptions[3] (Y325.2bn; 187x QoQ)
- Investment trusts: +38% QoQ
  - Inflows into US stock funds targeting corporate growth and technology related funds
- Bonds: Y322.7bn; +71% YoY
  - Rebound in sales of JGBs for individuals
- Sales of discretionary investments and insurance increased 131% QoQ

1. *Cash and securities inflows minus outflows, excluding regional financial institutions.*
2. *Retail channels only.*
3. *Retail channels, Net & Call, and HottoDirect.*

7

Retail: Approaches by coverage area gaining traction and KPIs improving

NOMURA

Recurring revenue assets and recurring revenue



(trillions of yen)
(billions of yen)
Recurring revenue assets
Recurring revenue (rhs)
20.0
15.0
10.0
5.0
0.0
30.0
20.0
10.0
0.0
16.8
17.4
15.3
16.3
16.9
22.4
22.5
21.3
19.7
21.2
FY2019/20
FY2020/21
Sep/2Q
Dec/3Q
Mar/4Q
Jun/1Q
Sep/2Q

	Sep/2Q	Jun/1Q
■ Recurring revenue assets and recurring revenue increased QoQ due to net inflows into investment trusts and the market recovery		
– Recurring revenue assets	Y16.9trn	Y16.3trn
– Investment trust net inflows[1]	Y107.9bn	Y22.3bn
– Discretionary investment net inflows[1]	-Y64.6bn	-Y70.2bn
– Recurring revenue	Y21.2bn	Y19.7bn
■ Insurance sales and real estate related businesses improved, leading to higher consulting-related revenue		
– Consulting-related revenue	Y3.9bn	Y1.6bn
■ Continued to diversify approach to clients (email, online tools, etc.) and number of active clients was up YoY		

Consulting-related revenue



(billions of yen)
5.0
4.0
3.0
2.0
1.0
0.0
3.5
3.6
4.6
1.6
3.9
FY2019/20
FY2020/21
2Q
3Q
4Q
1Q
2Q

Number of active clients[2]



(thousands of accounts)
FY2019/20
FY2020/21
1,200
1,000
800
600
400
200
1,071
863
717
695
473
465
Jun
Sep
Dec
Mar

1. Retail channels and Japan Wealth Management Group
2. Number of clients who transacted at least once since April 1 (accumulated)

8

NOMURA

Asset Management

Net revenue and income (loss) before income taxes[1]

(billions of yen)

	FY2019/20			FY2020/21		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Revenue (excl. ACI-related gain/loss)	25.0	26.0	23.4	23.7	**24.7**	4%	-1%
ACI-related gain/loss	0.7	-0.6	-16.4	10.3	**2.2**	-79%	3.2x
Net revenue	25.7	25.4	7.0	34.0	**26.8**	-21%	5%
Non-interest expenses	15.6	16.1	15.8	14.9	**15.4**	4%	-1%
Income (loss) before income taxes	10.0	9.3	-8.7	19.2	**11.4**	-40%	13%

Assets under management (net)[2]

(trillions of yen)



Investment trust business
Investment advisory business
52.4
15.8
36.6
55.6
16.8
38.8
49.3
15.0
34.3
54.5
15.9
38.5
55.7
15.7
40.0
FY2019/20
FY2020/21
Sep
Dec
Mar
Jun
Sep

Key points

- Net revenue: Y26.8bn (-21% QoQ; +5% YoY)
- Income before income taxes: Y11.4bn (-40% QoQ; +13% YoY)
  - Revenues declined from last quarter which included a significant contribution from American Century Investments (ACI) related gain/loss, but asset management fees increased
  - AuM reached record quarterly high of Y55.7trn, lifted mainly by market factors

Investment trust business

- Ongoing inflows into ETFs drove ETF AuM to record high (Y21.5trn at end Sep, market share[3] of 45%)
- Continued inflows into bank channel and defined contribution (DC) plan funds
- Solid sales of ESG product ("Nomura BlackRock Circular Economy Stock Fund") newly launched in August contributed to inflows (AuM of Y96.8bn at end Sep)

Investment advisory and international businesses

- In Japan, we saw a decline and net redemptions as public pension fund portfolio rebalancing led to redemptions of Japan equity value funds
  - Won new mandates for alternatives (private equity, infrastructure funds, etc.) and Japan equities
- Internationally, we booked inflow into UCITS[4] bond fund (Global Dynamic Bond Fund[5]) and high yield products

1. This table presents a reconciliation of net revenues (other than ACI-related gain/loss) and ACI-related gain/loss, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related galin/loss includes fair value adjustments of our investment, funding cost equivalent for our investment and dividends from ACI.

2. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square. 3. Source: The Investment Trusts Association, Japan. 4. Undertakings for Collective Investment in Transferable Securities (UCITS) compliant fund. 5. Absolute return fund comprising various types of bonds and derivatives.

9

Asset Management Steady growth in AuM in funds for DC plansFlow of funds1     (billions of yen) 1,500 Investment trust businessInvestment advisory business 1,000 707 494 146 1,210 500 3 811,046 198 121 560 563 259 296 -770 -163 -640-500FY2019/20 FY2020/21 2Q 3Q 4Q 1Q 2Q Flow of funds in investment trust business1(billions of yen)Investment trust businessMRFs, etc.(excl. ETFs) Other investment trusts ETF2,000(excl. ETFs)1,5001,1301,1531,000618500246115571820 13 -500 -55-570 -1,000 FY2019/20 FY2020/21 2Q 3Q 4Q 1Q 2Q Nomura Asset Management public investment trust marketshare 229.0% 28.5% 28.2% 28.1% 28.0% 27.7% 27.9% 27.0% 26.0% FY2019/20 FY2020/21 Sep Dec Mar Jun Sep Steady growth in AuM in funds for DC plans DC market continues to grow onback of systemic shift from defined(billions of yen)Inflowsbenefit (DB) pension plans toAuM market share defined contribution (DC) plans19.5%Products matched to client risk17.7%appetite that support asset1,274 formation over long term 9701,078 54 contributed to AuM growth; 73486189 189 Responding to diverse client63773needs with products like Japan56 47stock ESG fund for DC planslaunched in MayAuM in funds for DC plans doubled in 4.5 years and marketMar. Mar. Mar. Mar. Mar. Sep.share has increased driven by16 1718 1920 20 ongoing inflows 1010

NOMURA

Wholesale

Net revenue and income (loss) before income taxes[1]

(billions of yen)	FY2019/20			FY2020/21		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Global Markets	132.8	160.1	134.3	232.6	**192.3**	-17%	45%
Investment Banking	23.9	26.4	11.6	16.1	**28.1**	74%	17%
Net revenue	156.7	186.5	145.9	248.7	**220.3**	-11%	41%
Non-interest expenses	137.8	143.3	135.8	160.8	**154.8**	-4%	12%
Income (loss) before income taxes	18.9	43.2	10.1	87.9	**65.5**	-25%	3.5x
						(Average of last 4 quarters)	
CIR	*88%*	*77%*	*93%*	*65%*	***70%***	*(74%)*	
Revenue/modified RWA[2]	*6.2%*	*7.6%*	*5.8%*	*7.9%*	***8.5%***	*(7.4%)*	

Net revenue by region


(billions of yen)
250.0
200.0
150.0
100.0
50.0
0.0
51.0
28.2
26.3
51.1
73.6
36.9
22.4
53.7
54.8
12.1
21.6
57.5
92.1
58.8
31.4
66.4
95.2
33.5
33.0
58.6
Americas
EMEA
AEJ
Japan
FY2019/20
FY2020/21
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y220.3bn (-11% QoQ; +41% YoY)
- Income before income taxes: Y65.5bn (-25% QoQ; 3.5x YoY)
- Despite revenues declining from record prior quarter, all business lines and regions reported stronger revenues YoY; Record high 2Q net revenue (fifth best quarter)[3]
  - Fixed Income revenues slowed from the very strong 1Q but remained solid increasing 35% YoY; Strong Equities revenues were driven by Americas
  - Investment Banking revenues rebounded as we supported multiple Japan ECM and global M&A transactions

Net revenue by region (QoQ; YoY)

- Americas: Y95.2bn (+3%; +86%)
  - Best quarterly revenues since start of business rebuild
  - Equities revenues grew significantly driven by robust Derivatives business; Despite a sequential decline in Fixed Income revenues, Rates remained strong and Securitized Products had a solid quarter
- Japan: Y58.6bn (-12%; +15%)
  - Global Markets revenues declined QoQ, but Investment Banking booked significantly higher revenues driven by high-profile ECM and other transactions
- EMEA: Y33.5bn (-43%; +19%)
  - Revenues in Fixed Income declined QoQ but grew strongly in Investment Banking
- AEJ: Y33.0bn (+5%; +26%)
  - Equity Derivatives revenues increased and FX/EM and Credit had a solid quarter

1. *This table shows net revenue for Wholesale using adjusted figures for Global Markets and Investment Banking based on management accounting not applicable to US GAAP.*
2. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier I capital calculated and presented under Basel III divided by our internal minimum capital ratio target.*
3. *Since reporting under US GAAP started in the year ended March 2002.*

11

Wholesale: Global Markets

Net revenue



(billions of yen)
Equities
Fixed Income
132.8
55.6
77.2
160.1
60.3
99.7
134.3
56.3
78.0
232.6
77.7
154.9
192.3
87.6
104.6
QoQ
-17%
YoY
+45%
FY2019/20
FY2020/21
2Q
3Q
4Q
1Q
2Q

FY2020/21 2Q net revenue by region



YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y192.3bn (-17% QoQ; +45% YoY)
  - Although declining from record[1] previous quarter, net revenue was at record high for 2Q (third best quarter); Amid market volatility driven by US elections, UK/EU trade talks and monetary policy outlook, we continued to provide our clients with liquidity and monetized demand for portfolio rebalancing by investors

Fixed Income
- Net revenue: Y104.6bn (-32% QoQ; +35% YoY)
  - Although Rates slowed from very strong 1Q, revenues remained solid with contributions from Agency Mortgages
  - Credit, Securitized Products and FX/EM also booked steady revenues

Equities
- Net revenue: Y87.6bn (+13% QoQ; +58% YoY)
  - Derivatives revenues continued to climb from strong 1Q driven by Americas
  - Cash Equities revenues remained strong

- Americas: In Fixed Income, Rates revenues remained solid driven by strong performance in Agency Mortgages, while Securitized Products also had a solid quarter; Equities revenues grew substantially on a robust performance by Cash Equities and strong growth in Derivatives
- EMEA: Fixed Income normalized from strong 1Q, but Rates performance remained strong driven by European government bonds, and FX/EM revenues increased
- AEJ: In Fixed Income, FX/EM revenues slowed, while Credit remained strong; Derivatives contributed to an uptick in Equities revenues
- Japan: Fixed Income reported a slowdown in Flow Rates, but Credit and Structured Rates had a strong quarter on demand for high-yield products; In Equities, Cash Equities revenues grew, while Derivatives performance normalized from strong 1Q

12

1. *Since reporting under US GAAP started in year ended March 2002.*

Wholesale: Investment Banking

NOMURA

Cross-border

Net revenue

(billions of yen)



23.9
26.4
11.6
16.1
28.1
QoQ +74%
YoY +17%
FY2019/20
FY2020/21
Q2
Q3
Q4
Q1
Q2

Key points

- Net revenue: Y28.1bn (+74% QoQ; +17% YoY)
  - Japan and international revenues both up QoQ and YoY
  - Revenues driven by Japan ECM; Supported clients' growth strategies and business reorganizations through high-profile cross-border and domestic M&A transactions

Japan
  - ECM revenues increased strongly as we acted as lead manager on the five largest Japan-related ECM deals executed in July-September
  - DCM performance remained solid as we supported diverse financing needs through corporate bonds, ESG bonds, etc.
  - Delivered solutions (equity, real estate sales, etc.) matched to client needs amid pandemic

International
  - Executed several ALF transactions in Americas and EMEA that contributed to revenues
  - Supported a number of DCM and ECM transactions in EMEA and Americas to meet our clients' financing needs

Won multiple high-profile and cross-border mandates

M&A (including multi-product)

- Involved in several cross-border transactions; #9 in global M&A league table[1]; Won several mandates in Japan for business reorganizations

SEVEN & i Holdings subsidiary's (US) acquisition of Speedway (US) & Acquisition financing (M&A: $21.0bn/ALF: $14.7bn)	Nippon Telegraph and Telephone's acquisition of NTT DOCOMO (Y4.3trn)
Grifols's (Spain) acquisition of Green Cross (South Korea) business in North America (CAD624m)	Nippon Paint Holdings and Wuthelam Group's (Singapore) strategic alliance in Asia business ($25.9bn)[2]
Takeda Pharmaceutical's sale of TachoSil business to Corza Health (US) (Y43.7bn)	ICE's (Italy) (owned by Advent International (US)) acquisition of New Zealand Pharmaceuticals (Undisclosed)

Financing (ECM/DCM)

- Executed transactions for various products including global public offerings, SPAC, corporate bonds and ESG bonds

Softbank Global PO (Y1.2trn)	Asahi Group Holdings Global PO (Y163.5bn)
Hungarian Government Green Samurai Bond (Y62.7bn)	Lionheart Acquisition Corp II (US) SPAC IPO ($230m)
EUROFIMA(Switzerland) Green Bond (€550m)	Daiwa House Industry Green Bond (Y20.0bn)
Canadian Solar CB ($200m)	TEPCO Power Grid SB (Y290.0bn)

1. *Source: Bloomberg (2020/1/1~2020/9/30).*
2. *Total of business acquisitions by Nippon Paint Holdings and private placement.*

13

Non-interest expenses

NOMURA

Full year

Quarter



(billions of yen)
(billions of yen)
1,500
1,000
500
0
400
300
200
100
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,154.5
1,039.6
254.9
265.3
262.2
278.9
285.4

	FY2018/19	FY2019/20	FY2019/20 2Q	FY2019/20 3Q	FY2019/20 4Q	FY2020/21 1Q	FY2020/21 2Q	QoQ
Compensation and benefits	497.1	479.4	120.4	129.0	104.9	138.3	**137.0**	**-0.9%**
Commissions and floor brokerage	82.6	106.1	25.4	24.6	31.6	28.5	**27.7**	**-2.9%**
Information processing and communications	166.9	170.3	42.4	42.8	43.4	43.2	**42.6**	**-1.5%**
Occupancy and related depreciation	64.9	73.0	18.4	16.3	19.2	17.1	**19.1**	**11.7%**
Business development expenses	36.9	31.9	7.9	8.5	7.6	2.8	**3.6**	**28.2%**
Other	306.0	178.8	40.4	44.1	55.5	49.0	**55.4**	**13.1%**
Total	1,154.5	1,039.6	254.9	265.3	262.2	278.9	**285.4**	**2.3%**

Key points

- Non-interest expenses: Y285.4bn (+2% QoQ)
  - Compensation and benefits: (-1% QoQ)
    - ✓ Bonus provisions roughly unchanged QoQ
  - Commissions and floor brokerage (-3% QoQ)
    - ✓ Declined due to lower trading volumes at Instinet in Americas
  - Occupancy and related depreciation (+12% QoQ)
    - ✓ One-off increase in costs related to move to Toyosu office
  - Other expenses (+13% QoQ)
    - ✓ Expenses related to legacy transactions and consultant fees increased QoQ

14

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2020	Jun 2020	Sep 2020
■ Total assets	Y44.0trn	Y41.5trn	Y42.7trn
■ Shareholders' equity	Y2.7trn	Y2.8trn	Y2.7trn
■ Gross leverage	16.6x	14.9x	15.6x
Net leverage[1]	10.6x	9.8x	9.9x
■ Level 3 assets[2] (net)	Y0.7trn	Y0.6trn	Y0.5trn
■ Liquidity portfolio	Y5.4trn	Y5.7trn	Y6.3trn

(billions of yen)

Basel 3 basis	Mar 2020	Jun 2020	Sep 2020[2]
Tier 1 capital	2,572	2,864	2,860
Tier 2 capital	31	31	31
Total capital	2,602	2,895	2,891
RWA	15,675	16,078	14,751
Tier 1 capital ratio	16.4%	17.8%	19.3%
CET1 capital ratio[3]	15.3%	15.8%	17.2%
Consolidated capital Adequacy ratio	16.6%	18.0%	19.6%
Consolidated leverage ratio[4]	4.83%	5.96%	5.86%
HQLA[5]	Y4.2trn	Y4.9trn	Y5.9trn
LCR[5]	201.1%	216.0%	248.4%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
17.3%
18.0%
15.3%
15.8%
17.2%
FY2019/20
FY2020/21
Sep
Dec
Mar
Jun
Sep

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital (rhs)
1,000
800
600
400
200
0
30%
20%
10%
0%
24%
26%
28%
19%
16%
FY2019/20
FY2020/21
Sep
Dec
Mar
Jun
Sep

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *September 2020 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*

15

NOMURA

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 75% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y6.3trn, or 15% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of September 2020)


Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- More than 70% of unsecured funding is long-term debt
- Diversified sources of funding


Short-term debt 22%
Long-term debt due within 1yr, 4%
Long-term debt, 75% Average maturity 6.9 years[3]
International 32%
Japan 68%
Loans
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other, wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

1. *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
2. *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
3. *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

16

Financial Supplement17

Consolidated balance sheet

NOMURA

Consolidated balance sheet

(billions of yen)	Mar 31, 2020	Sep 30, 2020	Increase (Decrease)
Assets			
Total cash and cash deposits	3,875	**4,525**	650
Total loans and receivables	5,117	**3,725**	-1,392
Total collateralized agreements	15,907	**15,566**	-341
Total trading assets and private equity and debt investments[1]	16,898	**16,571**	-327
Total other assets[1]	2,203	**2,298**	95
Total assets	44,000	**42,684**	-1,315

	Mar 31, 2020	Sep 30, 2020	Increase (Decrease)
Liabilities			
Short-term borrowings	1,487	**1,346**	-140
Total payables and deposits	4,397	**3,750**	-647
Total collateralized financing	18,028	**16,895**	-1,133
Trading liabilities	8,546	**8,789**	243
Other liabilities	1,034	**1,049**	15
Long-term borrowings	7,776	**8,068**	292
Total liabilities	41,269	**39,898**	-1,370
Equity			
Total NHI shareholders' equity	2,653	**2,731**	78
Noncontrolling interest	78	**55**	-23
Total liabilities and equity	44,000	**42,684**	-1,315

1. Including securities pledged as collateral.

18

Value at risk

NOMURA

- Definition
  - 99% confidence level
  - 1-day time horizon for outstanding portfolio
  - Inter-product price fluctuations considered

- From April 1, 2020, to September 30, 2020 (billions of yen)
  - Maximum: 27.0
  - Minimum: 9.6
  - Average: 16.1

(billions of yen)	FY2018/19	FY2019/20	FY2019/20			FY2020/21	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Equity	1.1	8.9	1.8	1.4	8.9	1.6	**3.4**
Interest rate	2.8	22.4	4.0	4.8	22.4	17.0	**12.0**
Foreign exchange	1.9	5.1	3.2	2.5	5.1	3.5	**6.1**
Sub-total	5.8	36.3	8.9	8.7	36.3	22.1	**21.5**
Diversification benefit	-1.3	-11.0	-4.3	-2.3	-11.0	-10.1	**-8.5**
VaR	4.5	25.3	4.6	6.3	25.3	12.0	**13.0**

19

Consolidated financial highlights

NOMURA

Full year

(billions of yen)



Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders
ROE(%)
300
200
100
0
-100
-200
12%
8%
4%
0%
217.0
8.2%
-100.4

Quarter

(billions of yen)



300
200
100
0
-100
25%
20%
15%
10%
5%
0%
138.6
14.6%
57.1
12.6%
-34.5
8.2%
142.5
21.0%
67.6
15.6%

	FY2018/19	FY2019/20	FY2019/20 2Q	FY2019/20 3Q	FY2019/20 4Q	FY2020/21 1Q	FY2020/21 2Q
Net revenue	1,116.8	1,287.8	383.4	335.0	237.5	460.7	**369.0**
Income (loss) before income taxes	-37.7	248.3	128.5	69.7	-24.7	181.8	**83.6**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders	-100.4	217.0	138.6	57.1	-34.5	142.5	**67.6**
Total NHI shareholders' equity	2,631.1	2,653.5	2,707.9	2,701.2	2,653.5	2,779.5	**2,731.4**
ROE (%)[1]	-	8.2%	14.6%	12.6%	8.2%	21.0%	**15.6%**
Basic-Net income (loss) attributable to NHI shareholders per share (yen)	-29.90	67.76	42.11	18.07	-11.29	46.77	**22.13**
Diluted-Net income (loss) attributable to NHI shareholders per share (yen)	-29.92	66.20	41.23	17.63	-11.31	45.65	**21.52**
Total NHI shareholders' equity per share (yen)	794.69	873.26	837.87	873.68	873.26	909.52	**893.25**

1. *Quarterly ROE is calculated using annualized year-to-date net income.*

20

Consolidated income

NOMURA

(billions of yen)	Full year		Quarter				
	FY2018/19	FY2019/20	FY2019/20			FY2020/21	
			2Q	3Q	4Q	1Q	2Q
Revenue							
Commissions	293.1	308.8	65.3	79.3	96.1	85.5	**92.3**
Fees from investment banking	101.5	103.2	22.3	26.8	26.8	10.8	**27.0**
Asset management and portfolio service fees	245.5	238.2	59.9	61.0	57.3	53.7	**57.4**
Net gain on trading	343.0	356.6	105.6	109.3	28.9	139.1	**131.5**
Gain (loss) on private equity and debt investments	1.0	-0.1	1.0	1.5	-3.4	1.1	**1.8**
Interest and dividends	777.0	794.5	215.9	203.1	176.1	106.5	**82.5**
Gain (loss) on investments in equity securities	-7.0	-14.7	2.1	2.2	-16.2	3.5	**1.9**
Other	81.1	166.0	101.9	14.3	4.2	113.9	**24.9**
Total revenue	1,835.1	1,952.5	573.9	497.5	369.7	514.0	**419.3**
Interest expense	718.3	664.7	190.5	162.5	132.3	53.3	**50.3**
Net revenue	1,116.8	1,287.8	383.4	335.0	237.5	460.7	**369.0**
Non-interest expenses	1,154.5	1,039.6	254.9	265.3	262.2	278.9	**285.4**
Income (loss) before income taxes	-37.7	248.3	128.5	69.7	-24.7	181.8	**83.6**
Net income (loss) attributable to NHI shareholders	-100.4	217.0	138.6	57.1	-34.5	142.5	**67.6**

21

Main revenue items

NOMURA

(billions of yen)		Full year FY2018/19	Full year FY2019/20	Quarter FY2019/20 2Q	FY2019/20 3Q	FY2019/20 4Q	FY2020/21 1Q	FY2020/21 2Q
Commissions	Stock brokerage commissions	192.0	196.5	42.5	48.1	63.3	62.9	**61.0**
	Other brokerage commissions	14.4	14.4	2.8	3.0	5.9	4.3	**2.9**
	Commissions for distribution of investment trusts	56.6	66.7	12.6	19.0	18.6	14.1	**19.3**
	Other	30.0	31.2	7.4	9.2	8.2	4.2	**9.1**
	Total	293.1	308.8	65.3	79.3	96.1	85.5	**92.3**
Fees from investment banking	Equity underwriting and distribution	30.0	14.0	4.9	4.1	2.0	1.5	**10.5**
	Bond underwriting and distribution	22.7	25.5	6.6	6.1	6.1	3.3	**5.7**
	M&A / Financial advisory fees	33.2	41.6	7.1	11.9	12.2	4.7	**6.7**
	Other	15.5	22.1	3.8	4.8	6.6	1.2	**4.1**
	Total	101.5	103.2	22.3	26.8	26.8	10.8	**27.0**
Asset management and portfolio service fees	Asset management fees	168.7	159.5	40.0	40.7	38.6	35.2	**37.6**
	Administration fees	61.0	62.6	16.0	16.3	14.7	14.5	**15.7**
	Custodial fees	15.8	16.1	4.0	4.1	4.0	3.9	**4.1**
	Total	245.5	238.2	59.9	61.0	57.3	53.7	**57.4**

22

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2018/19	FY2019/20	FY2019/20			FY2020/21	
			2Q	3Q	4Q	1Q	2Q
Retail	49.5	49.4	5.3	17.6	18.4	15.1	**22.8**
Asset Management	34.2	28.8	10.0	9.3	-8.7	19.2	**11.4**
Wholesale	-111.4	92.2	18.9	43.2	10.1	87.9	**65.5**
Three business segments total	-27.7	170.4	34.2	70.2	19.8	122.1	**99.7**
Other	-2.8	99.2	93.4	2.2	-27.9	57.4	**-18.0**
Segments total	-30.5	269.6	127.7	72.4	-8.2	179.5	**81.7**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-7.2	-21.3	0.8	-2.7	-16.6	2.3	**2.0**
Income (loss) before income taxes	-37.7	248.3	128.5	69.7	-24.7	181.8	**83.6**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2018/19	FY2019/20	FY2019/20			FY2020/21	
			2Q	3Q	4Q	1Q	2Q
Americas	-114.1	7.4	1.1	16.4	-24.4	40.0	**39.2**
Europe	-56.9	-14.1	-1.5	2.3	-19.5	15.0	**-8.4**
Asia and Oceania	5.0	19.8	10.5	1.0	-3.3	9.2	**12.7**
Subtotal	-165.9	13.1	10.2	19.7	-47.2	64.2	**43.4**
Japan	128.2	235.2	118.3	50.0	22.5	117.6	**40.2**
Income (loss) before income taxes	-37.7	248.3	128.5	69.7	-24.7	181.8	**83.6**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2020). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

23

Segment "Other"

NOMURA

Income (loss) before income taxes



Full year
Quarter
(billions of yen)
160
120
80
40
0
-40
-2.8
99.2
93.4
2.2
-27.9
57.4
-18.0

	FY2018/19	FY2019/20	FY2019/20 2Q	FY2019/20 3Q	FY2019/20 4Q	FY2020/21 1Q	FY2020/21 2Q
Net gain (loss) related to economic hedging transactions	1.8	17.5	7.0	2.3	-4.6	5.6	**-5.0**
Realized gain (loss) on investments in equity securities held for operating purposes	0.2	6.6	1.3	4.9	0.3	0.7	**0.1**
Equity in earnings of affiliates	32.5	35.0	8.0	4.8	13.9	6.6	**5.3**
Corporate items	-36.0	-22.2	-4.6	-9.1	-9.9	45.1	**-16.0**
Others	-1.3	62.3	81.8	-0.8	-27.7	-0.5	**-2.4**
Income (loss) before income taxes	-2.8	99.2	93.4	2.2	-27.9	57.4	**-18.0**

24

NOMURA

Retail related data (1)

Full year | Quarter

(billions of yen)

	FY2018/19	FY2019/20	FY2019/20 2Q	FY2019/20 3Q	FY2019/20 4Q	FY2020/21 1Q	FY2020/21 2Q	QoQ	YoY
Commissions	142.8	153.2	31.2	42.2	45.4	40.8	**46.6**	**14.3%**	**49.7%**
Of which, stock brokerage commission	60.2	61.2	12.6	17.0	19.1	21.7	**20.2**	**-7.0%**	**60.4%**
Of which, commissions for distribution of investment trusts	57.9	66.9	12.6	19.2	18.6	13.9	**19.6**	**40.6%**	**55.0%**
Sales credit	55.8	56.8	12.7	16.7	12.6	14.0	**14.4**	**3.3%**	**14.2%**
Fees from investment banking and other	34.0	23.2	6.0	5.5	6.1	2.5	**6.8**	**172.4%**	**13.4%**
Investment trust administration fees and other	95.4	92.1	23.4	23.2	22.2	20.6	**21.8**	**5.6%**	**-6.8%**
Net interest revenue	11.5	11.1	3.7	2.6	2.5	3.2	**3.1**	**-1.7%**	**-15.4%**
Net revenue	339.5	336.4	76.9	90.0	88.8	81.1	**92.8**	**14.5%**	**20.7%**
Non-interest expenses	290.0	286.9	71.6	72.4	70.4	66.0	**70.0**	**6.0%**	**-2.3%**
Income before income taxes	49.5	49.4	5.3	17.6	18.4	15.1	**22.8**	**51.5%**	**4.3x**
Domestic distribution volume of investment trusts[1]	2,423.7	2,932.1	566.7	790.9	833.0	616.7	**799.8**	**29.7%**	**41.1%**
Stock investment trusts	2,130.8	2,519.3	493.5	694.8	712.1	533.9	**718.8**	**34.6%**	**45.7%**
Foreign investment trusts	292.9	412.8	73.2	96.1	120.9	82.8	**81.0**	**-2.2%**	**10.7%**
Other									
Accumulated value of annuity insurance policies	3,260.7	3,453.7	3,356.7	3,415.4	3,453.7	3,465.5	**3,506.9**	**1.2%**	**4.5%**
Sales of JGBs for individual investors (transaction base)	1,022.8	1,146.9	236.4	315.9	297.9	5.1	**135.0**	**26.4x**	**-42.9%**
Retail foreign currency bond sales	848.9	841.4	195.4	266.5	157.5	144.8	**161.8**	**11.7%**	**-17.2%**

1. *Including former Net & Call.*

25

NOMURA

Retail related data (2)

Retail client assets


(trillions of yen)
Other
Foreign investment trusts
Bond investment trusts
Stock investment trusts
Domestic bonds
Foreign currency bonds
Equities
140
120
100
80
60
40
20
0
114.7
104.0
114.8
122.3
104.0
112.2
115.2

	FY2018/19	FY2019/20	FY2019/20			FY2020/21	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Equities	71.9	62.7	71.9	78.3	62.7	70.2	**72.8**
Foreign currency bonds	6.3	5.8	6.3	6.3	5.8	5.6	**5.5**
Domestic bonds[1]	12.5	12.6	12.5	12.6	12.6	12.4	**12.5**
Stock investment trusts	9.0	7.6	8.9	9.2	7.6	8.5	**9.0**
Bond investment trusts	6.8	7.2	7.1	7.5	7.2	7.4	**7.5**
Foreign investment trusts	1.1	1.0	1.1	1.1	1.0	1.0	**1.1**
Other[2]	7.1	7.0	7.1	7.2	7.0	7.0	**6.9**
Total	114.7	104.0	114.8	122.3	104.0	112.2	**115.2**

1. Including CBs and warrants. 2. Including annuity insurance.

26

Retail related data (3)

Net inflows of cash and securities[1]

Full year

(billions of yen)


2,400
1,800
1,200
600
0
-600
2,015
-429
FY2018/19
FY2019/20

Quarter

(billions of yen)


2,400
1,800
1,200
600
0
-600
-6
256
-560
424
344
FY2019/20
FY2020/21
2Q
3Q
4Q
1Q
2Q

1. *Cash and securities inflows minus outflows, excluding regional financial institutions.*

27

Retail related data (4)

NOMURA

Number of accounts

(thousands)	FY2018/19	FY2019/20	FY2019/20			FY2020/21	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Accounts with balance	5,338	5,319	5,326	5,328	5,319	5,323	**5,323**
Equity holding accounts	2,908	2,920	2,913	2,897	2,920	2,935	**2,952**
NISA accounts opened (accumulated)[1]	1,702	1,737	1,719	1,728	1,737	1,746	**1,753**
Online service accounts	4,569	4,703	4,632	4,662	4,703	4,732	**4,766**

New Individual accounts / IT share[2]

(thousands)	Full year		Quarter				
	FY2018/19	FY2019/20	FY2019/20			FY2020/21	
			2Q	3Q	4Q	1Q	2Q
New individual accounts	257	203	48	47	59	43	**48**
IT share[2]							
No. of orders	78%	79%	79%	78%	80%	81%	**80%**
Transaction value	53%	54%	53%	52%	56%	55%	**51%**

1. *Including Junior NISA.*
2. *Ratio of cash stocks traded via former Home trade.*

28

Asset Management related data (1)

NOMURA

(billions of yen)	Full year[1] FY2018/19	FY2019/20	Quarter[1] FY2019/20 2Q	FY2019/20 3Q	FY2019/20 4Q	FY2020/21 1Q	FY2020/21 2Q	QoQ	YoY
Revenue (excl. ACI-related gain/loss)	102.9	100.2	25.0	26.0	23.4	23.7	**24.7**	**4.0%**	**-1.4%**
ACI-related gain/loss	-5.0	-7.6	0.7	-0.6	-16.4	10.3	**2.2**	**-78.9%**	**3.2x**
Net revenue	97.8	92.6	25.7	25.4	7.0	34.0	**26.8**	**-21.1%**	**4.5%**
Non-interest expenses	63.7	63.8	15.6	16.1	15.8	14.9	**15.4**	**3.8%**	**-1.2%**
Income (loss) before income taxes	34.2	28.8	10.0	9.3	-8.7	19.2	**11.4**	**-40.5%**	**13.5%**

Assets under management by company

(trillions of yen)	FY2018/19	FY2019/20	FY2019/20			FY2020/21	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Nomura Asset Management	53.4	50.6	54.1	57.3	50.6	55.8	**57.0**
Nomura Corporate Research and Asset Management	3.0	2.5	3.0	3.1	2.5	2.8	**3.0**
Assets under management (gross)[2]	56.4	53.2	57.2	60.4	53.2	58.7	**60.1**
Group company overlap	5.0	3.9	4.7	4.8	3.9	4.3	**4.4**
Assets under management (net)[3]	51.4	49.3	52.4	55.6	49.3	54.5	**55.7**

1. *This table presents a reconciliation of net revenues (other than ACI-related gain/loss) and ACI-related gain/loss, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related gain/loss includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI.*
2. *Total assets under management for Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square.*
3. *Net after deducting duplications from assets under management (gross).*

29

Asset Management related data (2)

NOMURA

Asset inflows/outflows by business[1]

(billions of yen)	Full year FY2018/19	Full year FY2019/20	Quarter FY2019/20 2Q	FY2019/20 3Q	FY2019/20 4Q	FY2020/21 1Q	FY2020/21 2Q
Investment trusts business	2,187	1,788	259	296	560	1,210	**563**
of which ETFs	2,531	2,133	246	115	1,130	1,153	**618**
Investment advisory business	20	302	121	198	146	-163	**-640**
Total net asset inflow	2,207	2,090	381	494	707	1,046	**-77**

Domestic public investment trust market and Nomura Asset Management market share[2]

(trillions of yen)	FY2018/19 Mar	FY2019/20 Mar	FY2019/20 Sep	FY2019/20 Dec	FY2019/20 Mar	FY2020/21 Jun	FY2020/21 Sep
Domestic public stock investment trusts							
Market	101.5	93.9	104.3	109.9	93.9	107.3	**113.5**
Nomura Asset Management share (%)	26%	26%	26%	26%	26%	27%	**26%**
Domestic public bond investment trusts							
Market	11.6	12.5	11.9	13.3	12.5	12.9	**13.0**
Nomura Asset Management share (%)	45%	44%	44%	44%	44%	44%	**44%**
ETF							
Market	37.4	37.6	39.9	43.3	37.6	45.1	**47.9**
Nomura Asset Management share (%)	45%	45%	45%	45%	45%	45%	**45%**

1. *Based on assets under management (net).*
2. *Source :Investment Trusts Association, Japan.*

30

Wholesale related data

NOMURA

(billions of yen)	Full year		Quarter						
	FY2018/19	FY2019/20	FY2019/20			FY2020/21		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Net revenue	555.4	648.6	156.7	186.5	145.9	248.7	**220.3**	**-11.4%**	**40.6%**
Non-interest expenses	666.8	556.4	137.8	143.3	135.8	160.8	**154.8**	**-3.7%**	**12.4%**
Income (loss) before income taxes	-111.4	92.2	18.9	43.2	10.1	87.9	**65.5**	**-25.5%**	**3.5x**

Breakdown of Wholesale revenues[1]

(billions of yen)	Full year		Quarter						
	FY2018/19	FY2019/20	FY2019/20			FY2020/21		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Fixed Income	232.8	337.5	77.2	99.7	78.0	154.9	**104.6**	**-32.5%**	**35.5%**
Equities	220.2	225.4	55.6	60.3	56.3	77.7	**87.6**	**12.8%**	**57.6%**
Global Markets	453.0	562.9	132.8	160.1	134.3	232.6	**192.3**	**-17.3%**	**44.8%**
Investment Banking	102.3	85.7	23.9	26.4	11.6	16.1	**28.1**	**74.4%**	**17.4%**
Net revenue	555.4	648.6	156.7	186.5	145.9	248.7	**220.3**	**-11.4%**	**40.6%**

1. *This table presents a reconciliation of the Global Markets and Investment Banking financial data, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Wholesale segment.*

31

Number of employees

NOMURA

	FY2018/19	FY2019/20	FY2019/20			FY2020/21	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Japan	15,852	15,748	16,119	15,971	15,748	16,069	**15,807**
Europe	2,909	2,691	2,734	2,658	2,691	2,728	**2,765**
Americas	2,357	2,120	2,167	2,116	2,120	2,164	**2,157**
Asia and Oceania[1]	6,746	6,070	6,692	6,554	6,070	6,118	**6,140**
Total	27,864	26,629	27,712	27,299	26,629	27,079	**26,869**

1. *Includes Powai office in India.*

32

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